Exhibit 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12

OF THE SECURITIES EXCHANGE ACT OF 1934

As used in this section only, “the Company,” “we,” “our” or “us” refer to Superior Group of Companies, Inc., excluding our subsidiaries, unless expressly stated or the context otherwise requires.

General

The following describes the material rights of our capital stock, provisions of our amended and restated articles of incorporation (as amended and restated as of May 3, 2018), or our articles of incorporation, and our amended and restated bylaws (as amended and restated as of May 3, 2018), or our bylaws, and certain provisions of applicable Florida law. The following is only a summary, does not purport to be complete, and is qualified in its entirety by reference to the full text of our articles of incorporation and bylaws, and such applicable provisions of Florida law.

Authorized Capital Stock

Our authorized capital stock consists of 50,300,000 shares, all with a par value of $0.001 per share, of which:

●	50,000,000 shares are designated as common stock; and

●	300,000 shares are designated as preferred stock.

Common Stock

Each outstanding share of common stock is entitled to one vote on all matters submitted to a vote of shareholders. Directors are elected by a plurality of votes cast by holders of our common stock at a meeting at which a quorum is present. Holders of our common stock may not cumulate their votes in the election of our directors. If a quorum exists, any other action is approved if the votes cast favoring the action exceed the votes cast opposing the action, unless our articles of incorporation or the Florida Business Corporation Act, or the FBCA, requires a greater number of affirmative votes. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of our common stock are entitled to receive ratably such dividends as may be declared from time to time by our board of directors out of legally available assets, payable in cash, in property or in shares of our common stock. In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all assets remaining after payment of all debts and other liabilities and any amounts due to the holders of preferred stock. Holders of our common stock have no preemptive or conversion rights. No redemption or sinking fund provisions apply to our common stock. All of our outstanding shares of common stock are fully paid and non-assessable.

Certain rights of holders of common stock are set forth in our bylaws, which were adopted by our shareholders on May 3, 2018.  The board of directors may supplement such bylaws, but only to the extent doing so would not conflict with the existing bylaws.

Preferred Stock

Our articles of incorporation authorize our board of directors, without shareholder approval, to designate and issue up to 300,000 shares of “blank check” preferred stock in one or more series and to fix the rights, preferences, and limitations granted to or imposed upon each such series of preferred stock. This authorization is subject to the limitation that, if the stated dividends and amounts payable on liquidation are not paid in full, all the shares of preferred stock will participate ratably in the payment of dividends including accumulations, if any, in accordance with the sum which would be payable on such shares if all dividends were declared and paid in full, and in any distribution of assets, other than by way of dividends, in accordance with the sums, which would be payable on distribution if all sums payable were discharged in full. Among other things, the board of directors is authorized (a) to fix the number of shares to be included in any series, (b) to fix the distinctive designation of any particular series, (c) to fix the dividend rate payable per annum in respect of any series and whether such dividend shall be cumulative or noncumulative, (d) to fix the amounts per share which any series is entitled to receive at redemption in case of the voluntary liquidation, distribution or sale of assets, dissolution or winding-up of the Company, (e) to fix the right, if any, of the holders of any series of preferred stock to convert the same into any other class of shares and the terms and conditions of such conversion, (f) to fix the terms of the sinking fund or purchase account, if any, to be provided for any series, and (g) to fix the voting rights, if any. All shares of preferred stock will, when issued, be fully paid and non-assessable. Under our articles of incorporation, our preferred stock will not have any preemptive or similar rights.

Any series of preferred stock that we may issue in the future could have rights that adversely affect the relative voting power of the holders of common stock and reduce the likelihood that holders of common stock will receive dividend payments or payments upon liquidation. Any future issuance of preferred stock could have the effect of decreasing the market price of the common stock. The issuance of preferred stock or even the ability to issue preferred stock could also have the effect of delaying, deterring or preventing a change of control or other corporate action.

The preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications or terms or conditions of redemption of each series of preferred stock, when and if issued in the future will be, fixed by a certificate of designation or articles of amendment to our articles of incorporation. We will set forth in a prospectus supplement relating to the class or series of preferred stock being offered the specific terms of each series of our preferred stock, including the price at which the preferred stock may be purchased, the number of shares of preferred stock offered, and the terms, if any, on which the preferred stock may be convertible into common stock or exchangeable for other securities.

Anti-Takeover Effects of Florida Law

We are subject to several anti-takeover provisions under the FBCA that apply to a public corporation organized under the FBCA, unless the corporation has elected to opt out of those provisions in its articles of incorporation or bylaws. We have not elected to opt out of those provisions. The FBCA prohibits the voting of shares in a publicly-held Florida corporation that are acquired in a “control share acquisition” unless (i) the board of directors approved such acquisition prior to its consummation or (ii) after such acquisition, in lieu of prior approval of the board of directors, the holders of a majority of the corporation’s voting shares (exclusive of shares held by officers of the corporation, inside directors, or the acquiring party) approve the granting of voting rights as to the shares acquired in the control share acquisition. A “control share acquisition” is defined as an acquisition that immediately after the acquisition entitles the acquiring party to vote in the election of directors within each of the following ranges of voting power: (i) one-fifth or more but less than one-third of such voting power, (ii) one-third or more but less than a majority of such voting power, and (iii) more than a majority of such voting power.

The FBCA also contains an “affiliated transaction” provision that prohibits a publicly-held Florida corporation from engaging in a broad range of business combinations or other extraordinary corporate transactions with an “interested shareholder” unless (i) the transaction is approved by a majority of disinterested directors before the person becomes an interested shareholder, (ii) the corporation has not had more than 300 shareholders of record during the three years preceding the transaction, (iii) the interested shareholder has owned at least 80% of the corporation’s outstanding voting shares for at least five years, (iv) the interested shareholder is the beneficial owner of at least 90% of the voting shares (excluding shares acquired directly from the corporation in a transaction not approved by a majority of the disinterested directors), (v) consideration is paid to the holders of the corporation’s shares equal to the highest amount per share paid by the interested shareholder for the acquisition of the corporation’s shares in the last two years or fair market value, and other specified conditions are met, or (vi) the transaction is approved by the holders of two-thirds of the corporation’s voting shares other than those owned by the interested shareholder. An interested shareholder is defined as a person who together with affiliates and associates beneficially owns more than 10% of the corporation’s outstanding voting shares.

Anti-Takeover Provisions of Our Articles of Incorporation and Bylaws

Certain provisions of our articles of incorporation and bylaws could have an anti-takeover effect. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions, described below, which may involve an actual or threatened change of control of the Company. The provisions are designed to reduce our vulnerability to an unsolicited proposal for a takeover of the Company that does not contemplate the acquisition of all of its outstanding shares or an unsolicited proposal for the restructuring or sale of all or part of the Company. The provisions are also intended to discourage certain tactics that may be used in proxy fights.

These provisions include:

Special Meetings of Shareholders

Our articles of incorporation provide that, except as otherwise required by law, special meetings of our shareholders may be called only by the chairman of the board, the president, or our board of directors, and shall be called by the president or the secretary at the request in writing of a majority of the directors. Except as provided above, shareholders will not be permitted to call a special meeting or to require our board of directors to call a special meeting. This provision will make it more difficult for shareholders to take action opposed by the board of directors.

Indemnification

Our bylaws provide that we will indemnify, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person who was or is made or threatened to be made a party or is otherwise involved in any action, suit, proceeding, or appeal thereof, whether civil criminal, administrative, or investigative (a “Proceeding”), by reason of the fact that he or she is or was, or he or she is the legal representative, is or was a director or officer, employee, or agent of us or is or was serving at the request of us as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise (an “Indemnitee”), against all liability and loss suffered and expenses (including attorneys’ fees) incurred by such Indemnitee in connection with such Proceeding. We are required to indemnify an Indemnitee in connection with a Proceeding (or part thereof) initiated by such Indemnitee only if the initiation of such Proceeding (or part thereof) by the Indemnitee was authorized by the Board of Directors; provided, however, that we must indemnify such person in connection with a Proceeding to enforce such persons’ rights under the indemnification provision of our bylaws.

Undesignated Preferred Stock

Our articles of incorporation confer on our board of directors the power to authorize the issuance of up to 300,000 shares of undesignated or “blank check” preferred stock, which will make it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could deter hostile takeovers or delay or prevent changes in the control or the management of our company.

Authorized but Unissued Shares

Our authorized but unissued shares of common stock will be available for future issuance without shareholder approval. We may use additional shares for a variety of purposes, including future offerings to raise additional capital, to fund acquisitions and as employee compensation. The existence of authorized but unissued shares of common stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Number of Directors; Removal

Our bylaws provide that the board of directors will consist of that number of directors as shall be fixed from time to time by resolution adopted by a majority of the directors then in office. Subject to the rights of the holders of any series of preferred stock then outstanding, the bylaws provide that directors of the Company may be removed only for cause and only by the affirmative vote of a majority of the votes cast. This provision will preclude a shareholder from removing incumbent directors without cause and simultaneously gaining control of the board of directors by filling the vacancies created by such removal with its own nominees.

Advance Notice Procedures

Our bylaws establish advance notice procedures with regard to shareholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our shareholders. These procedures provide that notice of shareholder proposals must be timely given in writing to the Company’s secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at the Company’s principal executive offices not later than the 120th day nor earlier than the 150th day before the one-year anniversary of the preceding year’s annual meeting. Our bylaws specify the requirements as to form and content of all shareholders’ notices. These requirements may preclude shareholders from bringing matters before the shareholders at an annual or special meeting.